BresaGen

05012523

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 8 Dalgleish Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 772 9207
FROM:	Trudy Fenton
DATE:	Tuesday, 15 November 2005
SUBJECT:	ASX Announcement
PAGES (inc. cover)	3

SUPPL

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcement which were released by the Australian Stock Exchange –

1. BresaGen to Expand into Mammalian Cell-Derived Products, dated 8 November, 2005.

Yours sincerely
Irene Thompson

Irene Thompson

For

Trudy Fenton
Corporate Administrator

dlw 11/15

If there are any problems with this transmission, call 08 8234 2660

BresaGen

ASX Release 8 November 2005

BresaGen to Expand into Mammalian Cell-Derived Products

Adelaide biotechnology Company, BresaGen Ltd is to expand its contract process development business by moving into the lucrative area of mammalian cell-derived therapeutics, with its first client to be Sydney-based biotechnology company, Psiron Ltd.

The Company intends to develop the business via a staged approach. The first stage will involve the construction of a pilot-plant, housed within BresaGen's premises at Thebarton, South Australia. This facility will have the capacity to grow mammalian cells for the production and purification of therapeutics to be used in pre-clinical studies and clinical trials, carried out by the Company's clients. The Company has already had positive discussions with the TGA regarding the concept, design and licensing of the new facility.

The second stage is that the facility will then be used to develop and produce Psiron's anti-tumour product CAVATAK™ for an undisclosed period of time. CAVATAK™ is currently in Phase I clinical trials in humans with Stage 4 Melanoma.

Dr. Meera Verma, the Company's Chief Operating Officer, said that the staged expansion into the growing mammalian cell-derived therapeutics arena made good business sense. "The new facility will utilise the already established infrastructure situated at the Thebarton site. In addition, it will tap into the know-how and experience of our protEcol Services™ process development scientists, and the production & quality departments".

The signing of this contract will initiate a project with a value of about $2.5 million to BresaGen Limited, over a 2 year period, with the first payment of approximately $200,000 expected to be made in late November 2005.

The new facility is in line with the Company's strategy of working with third parties pursuing the development of their own novel biopharmaceuticals and at the same time increasing BresaGen's business reach by expanding services offered.

For further information contact:

Dr Meera Verma
Chief Operating Officer
BresaGen Limited
Phone: 08 8234 2660

About The Biopharmaceutical Market
The biopharmaceutical sector and, specifically, the therapeutic protein market is expected to more than double in size from its 2001 base of US$27 billion to US$59 billion by 2010. Mammalian cell-derived products continue to constitute an ever-increasing proportion of this market, largely due to the success of monoclonal antibodies currently estimated to have a market value in excess of US$11 billion per annum. Mammalian cell-derived products include major drugs such as Epogen® (recombinant erythropoietin) and Enbrel® (etanercept).

About BresaGen Limited (ASX:BGN)
BresaGen is an Australian biotechnology company focussed on cost-effective production of proteins and peptides in bacteria. The Company is located in Adelaide, South Australia and specialises in process development and supply of clinical trial material for third parties through its protEcol™ Services business unit. The Company focus is on supply of protein-based active pharmaceutical ingredients (API's) to pharmaceutical and biotechnology companies. www.bresagen.com.au.

About Psiron (ASX:PSX)
Psiron is an Australian biotechnology company (ASX:PSX) focused on the development and commercialisation of its oncolytic virus technology i.e. viruses for the treatment of cancer. Coxsackievirus A21 (CAVATAK™) and Echovirus 1 are 'wild type' viruses which target specific receptors which occur on the outside of some cancer cells. Phase I trials of the lead product, CAVATAK™, in late stage melanoma patients, have commenced. The viral-based cancer treatments under development by Psiron are directed at meeting the worldwide need for safe and efficacious cancer therapies. www.psiron.com.

While Psiron and BresaGen have certain Directors in common, this decision was made on commercial grounds by Psiron Directors unassociated with BresaGen.

Epogen® and Enbrel® are registered trademarks of Amgen Inc.